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                                                                    EXHIBIT 99.1

[SAP Symbol][R]

SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte
in der Datenverarbeitung
Walldorf/Baden

Announcement Pursuant to Section 21 (1) of the German Securities Trading Act

The Hasso Plattner Foerderstiftung, gemeinnuetzige GmbH, Walldorf, represented by its managing director Prof. Dr. Hasso Plattner, has, by letter dated December 14, 1998, informed SAP AG that the voting shares of the company in SAP AG have exceeded the threshold of 5% and now amount to 50.00%. Of this, 46.56% are to be attributed to the company pursuant to Section 22 (1) No. 3 of the German Securities Trading Act.

The Hasso Plattner GmbH & Co. Beteiligungs-KG, Walldorf, represented by its managing partner with limited liability and procurator Prof. Dr. Hasso Plattner, has, by letter dated December 14, 1998, informed SAP AG that the voting shares of the company in SAP AG have exceeded the threshold of 5% and now amount to 54.64%. Of this, 37.57% are to be attributed to the company pursuant to Section 22 (1) No. 3 of the German Securities Trading Act.

Prof. Dr. Hasso Plattner, Schriesheim, has, by letter dated December 15, 1998, informed SAP AG that his voting shares in SAP AG continue to exceed the threshold of 50% and now amount to 54.64%. Of this, 4.64% are to be attributed to Prof. Dr. Plattner exclusively pursuant to Section 22 (1) of the German Securities Trading Act and 50.00% pursuant to Section 22 (1) No. 3 of the German Securities Trading Act. This includes 12.43% which are attributed to Prof. Dr. Plattner pursuant to Section 22 (1) No. 2 of the Securities Trading Act.